[Letterhead of Sullivan & Cromwell LLP]
December 20, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
Attention: Madeleine Joy Mateo and Tonya Aldave

Re:	Better Home & Finance Holding Company
Amendment No. 1 to Registration Statement on Form S-1
Filed on December 13, 2023
File No. 333-274947
Dear Ms. Mateo and Ms. Aldave:
On behalf of Better Home & Finance Holding Company (the “Company”), set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated December 18, 2023 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1, filed on December 13, 2023. The Company is concurrently submitting to the Staff Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) via EDGAR.
For convenience of reference, the text of each comment in the Comment Letter has been reproduced in bold and italics herein. The Company has provided its response immediately after each numbered comment. All references to page numbers and captions included in this response correspond to the Amended Registration Statement, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.    We note your disclosure in the first risk factor on page 67 that if your stock ceases to be listed on the Nasdaq, such delisting would constitute a fundamental change under the indenture for the convertible notes that would require you to redeem the Convertible Notes prior to maturity. If material to your operations, please briefly discuss the effects the redemption of the convertible notes prior to maturity may have on your results of operations and liquidity.
Response: The Company respectfully advises the Staff that the Company has revised its disclosures on pages 68 and 147 of the Amended Registration Statement in response to the Staff’s comment.
2.    We note that the projected net income for 2023 was $1,047.9 million and projected Adjusted EBITDA was $1,860.3 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and Aurora Acquisition Corp. in connection with the evaluation of the Business Combination. We also note that your actual net loss for the Nine Months Ended September 30, 2023 was ($475,441) thousand, while your Adjusted EBITDA was ($137,202) thousand. It appears that you will miss your 2023 revenue projections. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.
Response: The Company respectfully advises the Staff that the Company has extensively disclaimed the unaudited projected financial information on pages 236-241 of the final prospectus and definitive proxy statement, dated July 27, 2023 (the “Proxy Statement/Prospectus”), filed with the Commission as part of Amendment No. 9 to the Registration Statement on Form S-4 filed by the Company with the Commission on July 24, 2023, under the heading “Unaudited Projected Financial Information,” which states in part that:
The financial projections were prepared by Better’s management and provided to Aurora over two years ago on May 6, 2021 in connection with the Business Combination. Furthermore, and importantly, the unaudited financial projections do not take into account any circumstances or events occurring after the date they were prepared and provided to Aurora on May 6, 2021. These projections are inherently based on various estimates and assumptions including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other future events and factors (e.g., future interest rates, home purchase and refinance volumes), as well as matters specific to Better’s business (e.g., assumptions with respect to gain on sale of loan production), all of which are difficult to predict and many of which are beyond Better’s and Aurora’s control.
The Proxy Statement/Prospectus further notes that the various estimates and assumptions were not subsequently realized and that “the projections for revenue and Adjusted Net Income for the years ending December 31, 2022 and December 31, 2021 were not achieved.” Accordingly, the Company has revised its disclosures on page 144 of the Amended Registration Statement to provide further disclaimers with respect to the unaudited project financial information previously disclosed in the Proxy Statement/Prospectus.
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If you have any questions, please do not hesitate to contact the undersigned at (212) 558-4113 or fishmana@sullcrom.com. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Alan J. Fishman
Alan J. Fishman

CC:	Kevin Ryan, Better Home & Finance Holding Company
Jared M. Fishman, Sullivan & Cromwell LLP
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